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Exhibit 99.1

For Immediate Release	Wednesday, August 8th, 2007

Craig Muhlhauser Appointed to Celestica's Board of Directors

TORONTO, Ontario — Celestica Inc. (NYSE, TSX: CLS), a global provider of innovative electronics manufacturing services (EMS), today announced that Craig Muhlhauser, President and Chief Executive Officer, has been appointed to the company's Board of Directors, effective immediately.

Mr. Muhlhauser has served as Celestica's President and Chief Executive Officer since November 2006. Prior to that, he was the company's President and Executive Vice President of Worldwide Sales and Business Development. Throughout his career, Mr. Muhlhauser has worked in a range of industries spanning the consumer, industrial, communications, automotive and aerospace and defense sectors.

About Celestica

Celestica is dedicated to providing innovative electronics manufacturing services that accelerate our customers' success. Through our efficient global manufacturing and supply chain network in Asia, Europe and the Americas, we deliver competitive advantage to companies in the computing, communications, consumer, industrial, and aerospace and defense sectors. Our 42,000 employees share a proud history of proven expertise and creativity that provides our customers with the flexibility to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com. The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Celestica Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial and or operational results, and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may", "will", "should," or "would," or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. The risks and uncertainties referred to above include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and delays in the delivery and/or general availability of various components used in the manufacturing process. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Relations Contact Paul Carpino clsir@celestica.com 416-448-2211	Media Contact Laurie Flanagan media@celestica.com 416-448-2200

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Exhibit 99.1